EXHIBIT 3.82

LIMITED LIABILITY COMPANY AGREEMENT

FOR

HANNA LAND COMPANY, LLC

This is an Limited Liability Company Agreement dated as of February 19, 1999, among Ayrshire Land Company, as “Manager,” and Ayrshire Land Company (“Ayrshire”), Peter K. Moran (“Moran”), Wade S. McClure (“McClure”), RAM Resources, Inc. (“RAM”) and J.W. Riccardi (“Riccardi”), each as “Member,” and any additional signatories to this Agreement (each a “Member” and collectively, the “Members”).

Article 1—Formation

The Members hereby form a limited liability company (the “Company”) pursuant to the Kentucky Limited Liability Company Act, effective as of the filing of the Company’s Certificate of Formation with the Kentucky Secretary of State. The Members hereby ratify and approve the filing of the Company’s Certificate of Formation, the receipt of the form of which Members hereby acknowledge. A duly authorized officer of the Company shall from time to time execute or cause to be executed all such certificates or other documents or cause to be done all such filing, recording, publishing or other acts as may be necessary or appropriate to comply with the requirements for the formation and operation of a limited liability company under the Act. The rights and duties of the Manager and any subsequent Members shall be as provided in the Act, except as modified by this Agreement.

Article 2—Name

The business of the Company shall be conducted under the name “Hanna Land Company, LLC.”

Article 3—Definitions

The following terms and phrases used in this Agreement shall have the following meanings:

“Act” shall mean the Kentucky Limited Liability Company Act, KRS Chapter 275.

“Affiliate” or a Person “affiliated with” a Member, a partner or member of any Member, or other specified Person (collectively referred to as the “Specified Person”) shall mean (i) a person that directly, or indirectly through one or more intermediaries, or in combination with any other Member, or other Specified Person, controls or is controlled by, or is under the control of the member or other Specified Person; (ii) a Person of which the Member or other Specified Person is an officer or partner or is the beneficial owner of 10% or more of any class of equity security or interest; (iii) any trust or estate in which the Member or other Specified Person has a beneficial interest or as to which the Member or other Specified Person serves as a trustee or in another fiduciary capacity; and (iv) any spouse, parent, child, brother or sister of the Member or other specified person. The term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership, by contract or otherwise.

“Agreement” shall mean this Limited Liability Company Agreement, as amended, modified or supplemented from time to time.

“Bankruptcy” shall be deemed to have occurred with respect to any Member, at the time the Member: (i) makes an assignment for the benefit of creditors; (ii) files a voluntary petition in bankruptcy; (iii) is adjudicated bankrupt or insolvent; (iv) files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of this nature; (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or of all or any substantial part of the Member’s property; or (vii) if within 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, the proceeding has not been dismissed, or if within 120 days after the appointment without the Member’s consent or acquiescence of a trustee, receiver, or liquidator of the Member, or of all or any substantial part of the Member’s properties, the appointment is not vacated or stayed or within 120 days after the expiration of any stay, the appointment is not vacated.

“Capital Account” shall mean the individual account maintained for each Member by the Company, calculated pursuant to paragraph 8.4.

“Capital Contribution” shall mean the money and the fair market value of property (net of liabilities assumed by the Company or to which the property is subject) contributed to the Company by a Member, and as set forth on Annex A. Annex A shall set forth the agreed upon fair market value of each of the assets (other than cash) contributed to the capital of the Company as determined by the contributing Member and the Company.

“Code” or “IRC” shall mean the Internal Revenue Code of 1986, as amended, modified or rescinded from time to time, or any similar provision of succeeding law.

“Manager” shall mean Ayrshire Land Company, and any additional or replacement Managers elected by the Manager.

“Net Cash Flow” shall mean, with respect to any fiscal year, all cash revenues of the Company from business operations during that period (including, without limitation, interest or other earnings on the funds of the Company) less the sum of the following to the extent made from those cash revenues:

(i) All principal and interest payments on any indebtedness of the Company;

(ii) All cash expenses incurred incident to the operation of the Company’s business; and

(iii) Funds set aside as reserves for contingencies, working capital, debt service, taxes, insurance or other costs and expenses incident to the conduct of the Company’s business which the Manager deems reasonably necessary or appropriate.

“Participating Percentage” shall mean the initial percentages set forth on Annex A, each adjusted as required by this Agreement. Annex A shall be amended to reflect any changes in the Members’ Participating Percentages. Distributions or allocations made in proportion to or in accordance with the Participating Percentages of the Members shall be based upon relative Participating Percentages as of the record date for distributions and in accordance with IRC §§ 706(c) and (d).

“Person” shall mean an individual, corporation, partnership, limited liability company, joint stock company, trust, association, unincorporated entity, or any division thereof.

“Representative” shall mean a Person’s executor, administrator, committee or analogous fiduciary.

“Taxable Income” and “Tax Losses,” respectively, shall mean the net income or net losses of the Company as determined for federal income tax purposes, and all items required to be separately stated by IRC §§ 702 and 703 and the Treasury Regulations promulgated thereunder.

Article 4—Business of the Company

The business of the Company shall be to acquire a valid permit (the “Permit”) entitling Ayrshire Land Company or one or more of its affiliates (individually or collectively, “Ayrshire”) to mine a substantial part of the minable and merchantable coal on the “Eastern Reserve” property which is subject to a certain lease from Carbon Fuels Company to Ayrshire Land Company (the “Carbon Fuels Lease”), and carrying on any and all activities related thereto. Ayrshire Land Company covenants and agrees that as long as Moran is a Member of the Company, Ayrshire Land Company shall not, without the prior written consent of Moran, which consent may be given or withheld in his sole and absolute discretion, transfer, assign or convey the Carbon Fuels Lease except to an affiliate of Ayrshire Land Company, provided however, that such affiliate will must also agree to be bound by such covenant. In addition, Ayrshire Land Company covenants and agrees to maintain the Carbon Fuels Lease, including the payment of such minimum royalties as required therein. As long as Moran is a Member of the Company, the Company shall not, without the prior written consent of Moran, which consent may be given or withheld in his sole and absolute discretion, transfer, assign or convey the Permit, or any work-in-progress with respect to the Permit. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member or Manager shall have any authority to hold himself or itself out as a general agent of the Company in any other business or activity. It is the intention of the Members that the Company be treated as a partnership for federal, state and local income tax purposes, and the Members agree not to take any position or make any election, in a tax return or otherwise, inconsistent with such treatment; provided, however, the filing of federal, state and local tax returns shall not be construed to create a partnership (other than for tax purposes).

Article 5—The Members

5.1 Initial Member. The names and business addresses of the initial Members are set forth on Annex A.

5.2 Additional Members. The Company may admit additional Members from time-to-time by the decision of the Manager, upon the terms and for the consideration determined by the Manager and with the prior written consent of Moran, which consent shall not be unreasonably withheld. Annex A shall be amended to reflect any changes in the Company’s membership. A prerequisite to admission to membership in this Company shall be the written agreement by the additional Members to be bound by the terms of this Agreement.

5.3 No Liability of Members or Managers. No Member or Manger shall have personal liability for the obligations or liabilities of the Company. Except as otherwise specifically provided in this Agreement, no Member, after his or its admission to the Company, shall be obligated to constribute additional funds or property, or loan money, to the Company.

5.4 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such property in his or its individual name or right, and each Member’s interest in the Company shall be personal property for all purposes. Except as otherwise provided in this Agreement, the company shall hold all of its real and personal property in the name of the Company and not in the name of any Member.

Article 6—Principal Office

The principal office and place of business of the Company shall be located at 1500 North Big Run Road, Ashland, Kentucky 41102. The Company may have such other or additional offices as the Manager deems advisable.

Article 7—Term

The term of the Company shall begin on the date the Company’s Articles of Organization are filed with the Kentucky Secretary of State, and shall continue until dissolution in accordance with the terms of this Agreement.

Article 8—Capital and Contributions

8.1 Initial Contributions. The Members shall make the following initial Capital Contributions:

Ayrshire Land Company: Cash in the amount of $20,200.00.

Peter K. Moran: Mr. Moran will arrange for the Company to execute the Carbon Fuels Lease, and arrange for the Company to receive work in process associated with the Permit.

8.2 Additional Contributions. The Members shall make additional Capital Contributions at such times and in such amounts as may be called for by the Manager and approved by Members holding a majority of the then-Participating Percentages; provided, however, that Moran shall not be obligated to make any additional capital contributions. Annex A shall be amended to reflect any additional Capital Contributions.

8.3 Interest on Capital. No Member shall be paid interest on any Capital Contribution or Capital Account.

8.4 Capital Accounts. A separate Capital Account shall be maintained by the Company for each Member in accordance with Treas. Reg. § 1.704-1(b) (2) (iv). There shall be credited to each Member’s Capital Account: (i) the amount of money contributed by such Member to the Company; (ii) the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under IRC § 752); and (iii) allocations to such Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain, as computed for book purposes, in accordance with Treas. Reg. § 1.704-1(b) (2) (iv) (g). Each Member’s Capital Account shall be decreased by: (i) the amount of money distributed to such Member by the Company; (ii) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take pursuant to IRC § 752); (iii) allocations to such Member of expenditures of the Company described in IRC § 705(a) (2) (B); and (iv) allocations of loss and deduction (or items thereof) including loss or deduction, computed for book purposes, as described in Treas. Reg. § 1.704-1 (b) (2) (iv) (g).

8.5 Withdrawal and Return of Capital. Except as expressly provided in this Agreement, including paragraph 9.1 with respect to distributions of Net Cash Flow, no Member shall be entitled to withdraw any part of such Member’s Capital Contributions or Capital Account, or to receive any distribution from the Company.

8.6 Revaluation of Company Property. If there shall occur (i) an acquisition of an Interest from the Company for more than a de minimis Capital Contribution, or (ii) a distribution (other than a de minimis distribution) to a Member in redemption of an Interest, then the Company shall revalue the assets of the Company at their then fair market value and adjust the Capital Accounts in the same manner as provided in paragraph 18.1 in the case of a property distribution. If there is a reallocation pursuant to this paragraph 8.6, then Capital Accounts shall thereafter be adjusted for allocations of depreciation (cost recovery) and gain or loss in accordance with the provisions of Treas. Reg. §§ 1.704-1(b) (2) (iv) (f) and (g), and the Members’ distributive shares of depreciation (cost recovery) and gain or loss shall thereafter be computed in accordance with the principles of IRC § 704(c) and the regulations promulgated thereunder using the traditional method with curative allocations within the meaning of Treas. Reg. § 1.704-3(c).

Article 9—Distributions

9.1 Distributions to the Members. Unless otherwise determined by the Manager, the Company’s Net Cash Flow shall be retained by the Company for reinvestment in the Company’s business, except that, to the extent such Net Cash Flow is available during a taxable year, (i) the Company shall distribute an amount of Net Cash Flow during such taxable year equal to the amount of federal and state income taxes due with respect to the Company’s Net Profits for that taxable year, assuming that the Member allocated such Net Profits is taxed on such income at the highest applicable marginal rates for individuals residing is Charleston, West Virginia, who are married and filing jointly, and (ii) the Manager may determine, after the distribution of the amount required in (i) above, to distribute additional Net Cash Flow in repayment of any loans made by the Members to the Company. Distributions of Net Cash Flow shall be made among the Members in accordance with their Participating Percentages. “Net Profits” shall mean an amount equal to the Company’s Taxable Income minus Tax Losses for the applicable period.

9.2 Timing of Distributions. Distributions of Net Cash Flow shall be made quarterly to the extent possible, on or prior to the date the Members are required to make estimated tax payments for the previous quarter.

Article 10—Allocation of Profits and Losses for Tax Purposes

10.1 Allocations to the Members Generally. Taxable Income and Tax Losses shall be allocated among the Members in accordance with their Participating Percentages. Notwithstanding anything else in this Agreement to the contrary except allocations required by IRC §§ 704 (b) or (c), each Manager shall at all times during the existence of the Company own at least a one percent interest in each material item of Company’s income, gain, loss, deduction, or credit.

10.2 Limitation on Losses. Notwithstanding the general allocation of Taxable Income and Tax Losses described in paragraph 10.1, no Member shall be allocated Tax Losses in excess of such Member’s positive Capital Account balances until such time as no Member has a positive Capital Account balance, whereupon subsequent allocations of Tax Losses shall again be allocated among the Members in accordance with their Participating Percentages. Furthermore, no Member shall be allocated Tax Losses where it is reasonably anticipated that such Member’s Capital Account shall be negative at the end of the fiscal year in which the Tax Losses arise or at the end of the subsequent fiscal year, as a result of distributions of Net Cash Flow during such periods, until such time as no Member would have a positive Capital Account balance after such reasonably anticipated distributions of Net Cash Flow, whereupon subsequent allocations of Tax Losses shall again be allocated among the Members in accordance with their Participating Percentages. Tax Losses not allocated to a Member under this paragraph 10.2 shall be reallocated among those Members with positive Capital Account balances in accordance with their Participating Percentages.

10.3 Qualified Income Offset. If a Member receives any adjustment, allocation, or distribution described in Treas. Reg. §§ 1.704-1(b) (2) (ii) (d) (4), (5), or (6), then items of Taxable Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in such Member’s Capital Account as quickly as possible. It is the intention of the parties that this provision constitute a “qualified income offset” within the meaning of Treas. Reg. § 1.704-1(b) (2) (ii) (d), and this provision shall be so construed.

10.4 Minimum Gain Chargeback. If there is a net decrease in the Company’s Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(b) (2)) or Member Nonrecourse Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(i) (3)) during any fiscal year of the Company, each Member shall be specially allocated, before any other allocations under this Article 10, items of income and gain for such fiscal year (and subsequent fiscal years, if necessary) in an amount equal to such Member’s share (determined in accordance with Treas. Reg. §§ 1.704-2(g) and 1.704-2(i) (5), as applicable) of the net decrease in the Company’s

Minimum Gain or Member Nonrecourse Debt Minimum Gain, as applicable, for such fiscal year, provided, however, that no such allocation shall be required if any of the exceptions set forth in Treas. Reg. § 1.704-2(f) apply. It is the intention of the parties that this provision constitute a “minimum gain chargeback” within the meaning of Treas. Reg. §§ 1.704-2(f) and 1.704-2(i) (4), and this provision shall be so construed.

10.5 Curative Allocations. The allocations set forth in paragraphs 10.2 through 10.4 are intended to comply with certain requirements of the Treasury Regulations (the “Regulatory Allocations”). It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Taxable Income or Tax Losses pursuant to this paragraph 10.5. Therefore, notwithstanding any other provision of this Article 10 (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Taxable Income and Tax Losses in whatever manner the Manager determines appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Taxable Income and Tax Losses were allocated pursuant to paragraph 10.1.

10.6 No Restoration of Deficit Capital Accounts. No Member shall be required under any circumstances (either during the period of the Company’s operation or upon the Company’s dissolution and termination) to restore a deficit in such Member’s Capital Account or otherwise make any contribution of cash or property to the Company without such Member’s consent, which may be withheld in such Member’s sole and absolute discretion.

10.7 Contributed Property. In accordance with the rules of IRC § 704(c) and the Treasury Regulations promulgated thereunder, items of income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of contribution.

10.8 Division Among Members. If there is a change in a Member’s Interest during a fiscal year of the Company, any allocations pursuant to this Article 10 shall be made so as to take into account the varying interests of the Members during the period to which the allocation relates, using the interim closing of the books method for determining such allocations, or upon the unanimous agreement of the Members (including any former Member affected by such allocations), using any method for determining such allocations that is provided in IRC § 706 (d) and the Treasury Regulations promulgated thereunder.

Article 11—Books of Account, Records and Reports

11.1 Responsibility for Books of Account and Records. Proper and complete books of account and records shall be kept by the Manager in which shall be entered fully and accurately all transactions and other matters relative to the Company’s business as are usually entered into books of account and records maintained by persons engaged in businesses of a like character, including, without limitation, a Capital Account for each Member. The Company’s books of account and records shall be prepared in accordance with generally accepted accounting principles, consistently applied, and shall be kept on the accrual basis, except in circumstances in which the Manager determines that another basis of accounting will be in the best interests of the Company. The books of account and records shall, at all times, be maintained at the principal place of business of the Company, and shall be open to the inspection and examination of the Members or their duly authorized representatives during reasonable business hours, and any Member may, at such Member’s own expense, examine and make copies of the books of account and records of the Company.

11.2 Reports to the Members. As soon as practicable in the particular case, the Manager shall deliver or cause to be delivered the following reports to each Member:

(a) After the end of each fiscal year, such information concerning the Company as shall be necessary for the preparation by a Member of such Member’s income tax or other tax returns;

(b) An unaudited statement setting forth, as of the end of and for each fiscal year, a profit and loss statement, a balance sheet of the Company, and a statement showing the amounts allocated to or against each Interest during that fiscal year; and

(c) Other information as, in the judgment of the Manager, shall be reasonably necessary for the Members to be advised of the results of the Company’s operations.

11.3 Additional Reports. The Manager may prepare or cause to be prepared, and deliver or cause to be delivered to the Members from time to time during each fiscal year, in connection with distributions or otherwise, unaudited statements showing the results of the Company’s operations to the date of that unaudited statement.

Article 12—Fiscal Year

The fiscal year of the Company shall end on December 31 of each calendar year.

Article 13—The Company’s Funds

The Company’s funds shall be deposited in such bank account(s), or invested in such interest-bearing or non-interest-bearing investments, as shall be designated by the Manager. All withdrawals from any such bank account(s) shall be made by the Manager. The Company’s funds shall be held in the name of the Company and shall not be commingled with those of any other Person.

Article 14—Management of the Company

14.1 Rights and Duties of the Manager.

(a) The business and affairs of the Company shall be managed by its Manager. The Manager shall direct, manage, and control the business of the Company to the best of such Manager’s ability. The Manager shall not be removed without the unanimous written consent of the Members. Except for situations in which the approval of the Members is expressly required in this Agreement or by nonwaivable provisions of the Act, the Manager shall have full and complete authority, power, and discretion to manage and control the Company’s business, affairs, and properties, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the Company’s management. By acceptance of the position of Manager, each Manager agrees to be bound by and subject to the terms of this Agreement.

(b) The Manager shall have the responsibility and authority to manage the operations and affairs of the Company. The Manager’s duties shall encompass the following matters:

(1) Acquiring property in the name of the Company;

(2) Borrowing Money for the Company from banks, other lending institutions, the Manager, Members, or their respective Affiliates, on such terms as the Manager deems appropriate, and in connection therewith, hypothecating, encumbering, and granting security interests in the Company’s assets to secure repayment of the borrowed sums;

(3) Purchasing liability and other insurance to protect the Company’s property and business;

(4) Operating the Company’s business in accordance with the purposes described in Article 4;

(5) Selling or otherwise disposing of assets in the ordinary course of business;

(6) Providing, or causing to be provided, accounting services, including payroll, invoice processing and check writing, tax deposits, financial statements and income tax filings;

(7) Obtaining professional services for the Company, including legal and accounting services;

(8) Executing on behalf of the Company all instruments and documents, including without limitation: checks; drafts; notes and other negotiable instruments; mortgages, or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company’s property; assignments; bills of sale; leases; contracts relating to the Company’s business; and any other instruments or documents necessary in the Manager’s opinion, to the Company’s business;

(9) Entering into any and all other agreements on behalf of the Company, with any other Person for any purpose in accordance with the Company’s purposes, in such forms as the Manager approves;

(10) Preparing, or causing to be prepared, and delivered to each Member the reports and other information described in Article 11;

(11) Depositing the Company’s funds in an account or accounts established or designated according to Article 13 and authorizing withdrawals of such funds by such Persons, at such times, and in such amounts as the Manager may designate, and pay out of the Company’s funds any expenses necessary to discharge the Company’s obligations;

(12) Reimbursing itself for expenses incurred in discharging its responsibilities as the Manager, including, but not limited to, (i) all legal, accounting and other expenses of professional services rendered to the Company; (ii) expenses connected directly with the acquisition, ownership, maintenance, or disposition of the Company’s assets; (iii) compensation and expenses of any employees or agents of the Company; (iv) travel expenses of the Company’s employees and the Manager in connection with the Company’s business; (v) insurance; and (vi) taxes on the Company’s properties, so long as there is reasonable documentation for such expenses;

(13) Incurring all reasonable expenditures in connection with the day-to-day operation of the Company’s business;

(14) Making, at its sole discretion, any and all elections for federal, state, and local tax purposes including, without limitation, if permitted by applicable law to adjust the basis of the Company’s property pursuant to IRC §§ 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of Interests in the Company and distributions of property by the Company; to the extent provided in IRC §§ 6221 through 6231, representing the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members; and filing any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members. The Manager is specifically authorized to act as the “Tax Matters Partner” under the IRC and in any similar capacity under state or local law. Notwithstanding the above, if the Manager is not a Member; then the Manager shall appoint a Member to act as the Company’s “Tax Matters Partner”;

(15) Undertaking responsibility with respect to personnel and employment matters;

(16) Undertaking any additional responsibilities reasonably established by the Members from time-to-time;

(17) Making decisions on behalf of the Company as required by Article 16 (unless the Manager’s Interest is the subject of the transaction); and

(18) Executing, acknowledging, and delivering any and all instruments to effectuate any and all of the foregoing.

14.2 Members. No Member shall have the power or authority to bind the Company unless the Member has been authorized in writing by the Manager to act as an agent of the Company. Meetings of the Members shall be held at least annually and may be called by the Manager upon at least three business days prior written notice to the other Members. Actions by the Members shall be taken by the affirmative vote of Members holding a majority of the Participating Percentages, unless otherwise provided in this Agreement. The notice shall provide the time and place of such meeting, which shall be at the Company’s principal office unless the Members unanimously consent to a different location. Meetings may be held by any means of communication by which all Members participating may simultaneously hear each other during this meeting. Actions of the Members may be taken by unanimous written action.

14.3 Compensation. The salary and other compensation of the Manager shall be fixed from time to time by an affirmative vote of Members holding a majority of the Participating Percentages. No Manager shall be prevented from receiving such compensation because the Manager is also a Member of the Company.

14.4 Resignation. The Manager may not resign without the written consent of Moran, which consent may be given or withheld in his sole and absolute discretion. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager’s rights as a Member and shall not constitute a withdrawal of a Member.

14.5 Vacancies. Any vacancy occurring for any reason in the number of Managers of the Company shall be filled by the affirmative vote of a majority of the remaining Managers then in office, provided that if there are no remaining Managers, then the vacancies shall be filled by the affirmative vote of Members holding a majority of the Participating Percentages.

14.6 Time to be Devoted to Business. The Manager shall devote such time to the Company’s business as the Manager, in its reasonable discretion, shall deem to be necessary to manage and supervise the Company’s business and affairs in an efficient manner; but nothing in this Agreement shall preclude the employment, at the expense of the Company, of any agent or third party to manage or provide other services in respect of the Company’s business.

14.7 Other Activities and Competition. The Manager shall not be required to manage the Company as its sole and exclusive function and any Member may have other business interests and may engage in other activities in addition to those relating to the Company, including the rendering of advice or services of any kind to Affiliates, other investors and the making or management of other investments. Neither the Company nor any Member shall have any right, by virtue of this Agreement or the relationship created hereby, in or to such other ventures or activities or to the income or proceeds derived therefrom.

14.8 Liability. The Manager shall not be liable, responsible or accountable in damages or otherwise to the Company or any Member for any action taken or failure to act on behalf of the Company within the scope of the authority conferred on the Manager by this Agreement or by law unless such act or omission was performed or omitted fraudulently or in bad faith or constituted gross negligence.

14.9 Indemnification. The Company shall indemnify and hold harmless each Manager and Member ( the “Indemnified Party”) from and against any loss, expense, damage or injury suffered or sustained by such Indemnified Party by reason of any acts, omissions or alleged acts or omissions arising out of such Member’s activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorney’s fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based were for a purpose reasonably believed to be in the best interests of the Company and were not performed or omitted fraudulently or in bad faith or as a result of gross negligence by such Indemnified Party, and were not in violation of the Indemnified Party’s fiduciary obligation to the Company. Any such indemnification shall only be from the assets of the Company.

Article 15—Covenants of the Members and Managers

15.1 Confidential Information.

(a) Each Member and Manager acknowledges that as a consequence of his or its relationship with the Company, trade secrets and information of a proprietary or confidential nature relating to the business of the Company will be disclosed to and developed by him or it, including, without limitation, information about trade secrets, inventions, products, services, patents, licenses, research projects, costs, special manufacturing methods, processes, techniques, protocols, treatment or chemical composition of material, special tooling, plans for future development, market analysis, product uses, projects and plans, information regarding the Company’s financial status, customers, profits, profit margins, project costs, quality assurance study results, pricing information, materials and labor costs, and any other information that may not be known generally or publicly outside of the Company (collectively referred to as “Confidential Information”).

(b) Each Member and Manager acknowledges that such Confidential Information is generally not known in the trade, and is of considerable importance to the Company and agrees that his or its relationship to the Company with respect to such information shall be fiduciary in nature. It is expressly agreed between the Company and each Member and Manager that he or it will hold in confidence and not disclose and not make use of, during the term of this Agreement and continuing after the termination for any reason of his or its relationship with the Company, any such Confidential Information, except as required in the course of his or its relationship with the Company.

15.2 Noncompetition. Each Member and Manager shall not, at any time while a Member or Manager of the Company or for five years from the date of this Agreement, directly or indirectly, individually, in a partnership or joint venture, or through a corporation as proprietor, employee, stockholder or consultant, or through any other business entity or by any other means enter into agreement with or solicit the employment of any present or former employees of the Company for the purpose of causing them to (i) leave the employ of the Company, (ii) reveal or utilize Confidential Information in such a manner so as to constitute a violation of this Article 15, or (iii) compete with the Company in such a manner so as to constitute a violation of this Article 15.

Article 16—Transfer of Interests

16.1 Assignment. No Member may assign all or any part of an Interest without the prior written approval of the Manager, which approval may be withheld in its absolute discretion. For purposes of this paragraph 16.1, “assign” shall mean to substitute another Person who is not a Member as a Member, as contemplated by Treas. Reg. § 301.7701-2(e). The approved assignment shall release the assigning Member from such Member’s obligations under this Agreement to the extent that such Member has assigned such Member’s Interest; provided that the approved assignee assumes in writing the obligations of the assigning Member. The approved assignment pursuant to this paragraph 16.1 shall confer upon the assignee the right to become a substituted Member, in the following manner and subject to the following conditions:

(a) Each assignment shall be effective as of the day that the Manager approves of the assignment;

(b) No assignment will be effective if the assignment would, in the opinion of counsel to the Company, result in the termination of the Company for purposes of the IRC;

(c) Each assignee shall agree in writing to be bound by the terms of this Agreement.

16.2 Adjustment of Participating Percentages. If a Member is disassociated from the Company pursuant to this Article 16, then the Participating Percentages of the remaining Members shall be immediately recalculated (which will depend upon the method of disassociation and purchase of such Member’s interest as provided in this Article 16) so that the aggregate Participating Percentages of all of the remaining Members equals 100%.

16.3 Restrictions on Transfer.

(a) No Member shall sell, assign, pledge, hypothecate, bequeath, give away or transfer by operation of law or otherwise all or any part of such Member’s Interest (collectively “Transfer”), except in compliance with this Article 16. The Transfer of any Member’s Interest in violation of this Agreement shall be treated as an unapproved Transfer pursuant to paragraph 16.3(b). If the remaining Members do not approve of the Transfer of such Member’s Interest pursuant to the procedures set forth in paragraph 16.1, then a Member shall not Transfer such Member’s Interest and shall continue, subject to the terms of this Agreement, to be a Member.

(b) Unless a transferee becomes a substituted Member pursuant to paragraph 16.1, the transferee of an unapproved Transfer of an Interest shall have no right to (i) interfere or participate in the management or administration of the Company’s business or affairs, (ii) request any information on or an accounting of the Company’s transactions, or (iii) inspect the Company’s books of account or records, and shall not be deemed to be a substituted Member as contemplated by Treas. Reg. § 301.7701-2(e). The unapproved Transfer of an Interest merely entitles the assignee to receive the share of distributions, income and losses to which the transferring Member would otherwise be entitled, and the transferee shall have only those rights specified in the Act. In the event of the unapproved Transfer of an Interest, the transferring Member shall remain liable for such Member’s obligations under this Agreement.

16.4 Withdrawal of Members. No Member shall withdraw from the Company for any reason during the period commencing on the date of this Agreement and ending on the date two years from the date of this Agreement (the “Withdrawal Date”).

16.5 Assignees/Transferees Bound by this Agreement. Any assignee or Person admitted to the Company as a substituted Member shall be subject to and bound by all provisions of this Agreement as if originally a party to this Agreement.

16.6 Rights of a Disassociated Member. The rights and obligations of a disassociated Member under this Article 16 are in lieu of any rights that such Member might have under the Act. Except as otherwise provided in this Agreement, no occurrence of an event of disassociation of a Member under the Act shall cause a disassociation of such Member from the Company.

Article 17—Dissolution of the Company

The happening of any one of the following events, as provided below, shall cause a dissolution of the Company:

(a) On the date 90 days after the Bankruptcy of any Member, subject to dissolution and termination of the Company pursuant to Article 18; provided, however, that, as long as there are at least one remaining Member, such remaining Member may unanimously or less than unanimous but not less than majority interests in the Company’s capital and profits elect, using the procedures established by paragraph 14.2, within 90 days of the occurrence of any such event, to consent to the continuation of the Company.

(b) Subject to dissolution and termination of the Company pursuant to Article 18, upon the sale or other disposition of all or substantially all of the assets of the Company; or

(c) Subject to dissolution and termination of the Company pursuant to Article 18, upon the unanimous written consent by the Members authorizing the dissolution of the Company.

Except as provided in this Article 17, no event of disassociation of a Member or a Manager under the Act or event of dissolution under the Act shall cause a dissolution of the Company.

Article 18—Winding Up; Liquidating Distributions; Termination

18.1 Winding Up.

(a) In the event of the dissolution of the Company for any reason, then the Members or their successors shall commence to wind up the affairs of the Company and to liquidate the Company’s assets. The Members shall continue to share profits and losses during the period of liquidation in accordance with Article 10. The Manager shall determine whether the Company’s assets are to be sold or distributed to the Members in dissolution of the Company. If the Company’s assets are distributed to the Members, then all such assets shall be valued at their then fair market value as determined by the Manager and the difference, if any, of such fair market value over (or under) the adjusted basis of such assets to the Company shall be credited (or charged) to the Capital Accounts of the Members in accordance with Article 10. Fair market value shall be used for purposes of determining the amount of any distribution to a Member pursuant to paragraph 18.2.

(b) If the Members are unable to agree on the fair market value of any Company asset, then the fair market value shall be determined by a qualified independent appraiser selected by the Manager.

18.2 Liquidating Distributions. Subject to the right of the Manager to set up such cash reserves as may be deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, the proceeds of the liquidation and any other funds of the Company shall be distributed to:

(a) Creditors, in the order of priority as provided by law; including, to the extent permitted by law, Members who are creditors;

(b) The Members as creditors, to the extent they did not receive distributions pursuant to paragraph 18.2(a), and to Members in satisfaction of the Company’s liability for distributions under KRS 275.210;

(c) The Members in proportion to their respective Capital Accounts until they have received an amount equal to their Capital Accounts immediately prior to such disposition, but after adjustment for gain or loss with respect to the disposition of the Company’s assets incident to the dissolution of the Company and the winding up of its affairs, whether or not the distribution occurs prior to the dissolution of the Company; and

(d) The Members in accordance with their Participating Percentages.

18.3 Rights of the Members. Each Member shall look solely to the Company’s assets for all distributions with respect to the Company, his or its Capital Contribution (including the return thereof), and share of profits, and shall have no recourse therefor (upon dissolution or otherwise) against any other Member or the Manager.

18.4 Termination. Upon complete liquidation of the Company and distribution of all Company funds, the Company shall terminate.

Article 19—Miscellaneous

19.1 Notices. All notices, approvals, consents and demands required or permitted under this Agreement shall be in writing and sent by hand delivery, facsimile, overnight mail, certified mail or registered mail, postage prepaid, to the Members and Managers at their addresses as shown from time to time on the records of the Company, and shall be deemed given when delivered by hand delivery, transmitted by facsimile or mailed by overnight, certified or registered mail. Any Member or Manager may specify a different address by notifying the other Members and Managers and the Company in writing of the different address.

19.2 Governing Law. This Agreement and the rights of the parties to this Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Kentucky, without regard to its conflicts of law principles.

19.3 Benefit and Binding Effect. Except as otherwise specifically provided in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement, and their legal representatives, heirs, administrators, executors, successors and permitted assigns. Except as otherwise specifically provided in this Agreement, no Manager may assignn his or its rights and obligations under this Agreement without the unanimous consent of the Members.

19.4 Pronouns and Number. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, feminine or neuter gender shall include the masculine, feminine and neuter gender.

19.5 Headings; Annexes and Schedules. The headings contained in this Agreement are inserted only as a matter of convenience, and in no way define, limit or extend the scope or intent of this Agreement or any provision of this Agreement. The Annexes and Schedules to this Agreement are incorporated in this Agreement by reference and expressly made a part of this Agreement.

19.6 Partial Enforceability. If any provision of this Agreement, or the application of any provision to any Person or circumstance shall be held invalid, illegal or unenforceable, then the remainder of this Agreement, or the application of that provision to Persons or circumstances other than those with respect to which it is held invalid, illegal or unenforceable, shall not be affected thereby.

19.7 Previous Agreements. This Agreement shall supersede all previous agreements of the parties to this Agreement with respect to the matters to which this Agreement pertains.

19.8 Certificates. Interests in the Company shall not be evidenced by certificates.

19.9 Enforcement. In the event of a breach or threatened breach by a Member or Manager of any of the provisions of this Agreement, the Company shall be entitled to obtain a temporary restraining order and temporary and permanent injunctive relief without the necessity of proving actual damages by reason of such breach or threatened breach, and to the extent permissible under the applicable statutes and rules of procedure, a temporary injunction or restraining order may be granted immediately upon the commencement of any such suit and without notice. Nothing in this Agreement may be construed as prohibiting the Company from pursuing any other remedy or remedies, including without limitation, the recovery of damages. The Company shall have the right to set off any such damages against any amounts otherwise payable by it to the Member or Manager under this Agreement or otherwise. Each Member and Manager further covenants and agrees to indemnify and hold the Company harmless from and against all costs and expenses, including legal or other professional fees and expenses incurred by the Company in connection with or arising out of any proceeding instituted by the Company against the Member or Manager to enforce the terms and provisions of this Agreement if the Company is successful in whole or in part in such proceeding.

19.10 Scope. If any one or more of the provisions of this Agreement shall for any reason be held to be excessively broad as to time, duration, geographical scope, activity, or subject, each such provision shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with applicable law then in force.

19.11 No Waiver. No waiver by any party hereto at any time of a breach by a party of any provision of this Agreement to be performed by such other party shall be deemed a waiver of any similar or dissimilar provisions hereof at the same or any prior or subsequent time.

19.12 Amendments. Any amendments to this Agreement or the Articles of Organization shall be in writing and shall require the unanimous approval of the Members.

19.13 No Third Party Beneficiary. It is specifically agreed between the parties executing this Agreement that it is not intended by any of the provisions of any part of the Agreement to create the public or any member thereof a third party beneficiary under the Agreement, or to authorize anyone not a party to this Agreement to maintain a suit for damages pursuant to the terms or provisions of this Agreement. The duties, obligations, and responsibilities of the parties to this Agreement with respect to third parties shall remain as imposed by law.

19.14 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the party has executed this Agreement as of the date first set forth above, but actually on the dates set forth below.

MANAGER: AYRSHIRE LAND COMPANY

By	/s/ Stephen Addington

Title:	Agent
Date:	2/19/99

MEMBERS: AYRSHIRE LAND COMPANY

By	/s/ Stephen Addington

Title:	Agent
Date:	2/19/99

/s/ Peter K. Moran

Peter K. Moran
Date:	2/19/99

/s/ Wade S. McClure

Wade S. McClure
Date:	February 19, 1999

RAM RESOURCES, INC.

By	/s/ Regina McClure

Title:	President
Date:	2/19/99

/s/ J.W. Riccardi

J.W. Riccardi
Date:	2/19/99

ANNEX A TO OPERATING AGREEMENT

Member Name and Address	Capital Contribution [agreed value of property]	Participating Percentage

Ayrshire Land Company 1500 North Big Run Road Ashland, Kentucky 41102	$5,000.00	1%

Peter K. Moran S Players Club Drive B 204 Charleston, WV 25311	$375,000.00	74.25%

Wade S. McClure P. O. Box 183 Lewisburg, WV 24901	$50,000.00	9.9%

Ram Resources, Inc. P. O. Box 209 Lewisburg, WV 24901	$50,000.00	9.9%

J. W. Riccardi 1190 United Center 500 Virginia Street, East Charleston, WV 25301	$25,000.00	4.95%